Exhibit 99.1

Almonty Commences Legal Proceedings Against

Pure Tungsten Inc. Resulting from False and Misleading Statements

TORONTO – October 10, 2025 – Almonty Industries Inc. (“Almonty” or the “Company”) (NASDAQ: ALM) (TSX: AII) (ASX: AII) (OTCQX: ALMTF) (Frankfurt: ALI1), a leading global producer of tungsten concentrate, today announced that it has filed a Notice of Application in the Ontario Superior Court of Justice (Commercial List) (the “Court”) against Pure Tungsten Inc. (“Pure Tungsten”). The filing seeks injunctive relief to address materially false and misleading statements circulated by Pure Tungsten regarding Almonty, its flagship Sangdong Mine, and the past involvement of Mr. Tiger Kim in Almonty.

Although it appears to have removed certain multi-media posts containing false or unsupported information following the receipt of cease-and-desist letters from Almonty and its legal counsel, Pure Tungsten has failed to correct a number of incorrect statements or issue a retraction. Instead, Pure Tungsten has escalated matters by issuing a letter threatening criminal proceedings against Almonty’s Chairman, President and CEO, Mr. Lewis Black, in Korea, in respect of Almonty’s request that Pure Tungsten retract false statements about Almonty. Accordingly, Almonty’s application requests, among other remedies, that the Court: (a) restrain Pure Tungsten and its representatives from publishing or disseminating false or unsupported statements concerning Almonty, its officers, and its mineral properties; (b) compel corrective disclosure to the recipients of correspondence from Pure Tungsten in which it incorrectly stated that Mr. Kim had served as a Representative Director of the Sangdong Mine from 2010 to 2020; and (c) require retraction of other materially misleading claims comparing Pure Tungsten’s mineral properties to Almonty’s in a manner designed to mislead investors.

Almonty underscores that Mr. Kim has never held any executive, officer, or director position with the Company. His limited role as an independent contractor ended December 31, 2015, and any suggestion otherwise is false and misleading.

“Pure Tungsten’s campaign of misinformation regarding Almonty is a direct threat to market integrity and to the interests of our shareholders,” said Lewis Black. “We will vigorously pursue all available remedies to ensure the public record is corrected and to protect investors from being misled.”

Almonty remains committed to lawful, transparent, and ethical business practices. The Company believes that accurate disclosure and fair market communication are essential to protecting investors, maintaining regulatory compliance, and upholding confidence in the global tungsten sector.

About Almonty

Almonty (NASDAQ: ALM) (TSX: AII) (ASX: AII) (OTCQX: ALMTF) (Frankfurt: ALI1) is a leading supplier of conflict free tungsten – a strategic metal critical to the defense and advanced technology sectors. As geopolitical tensions heighten, tungsten has become essential for armor, munitions, and electronics manufacturing. Almonty’s flagship Sangdong Mine in South Korea, historically one of the world’s largest and highest-grade tungsten deposits, is expected to supply over 80% of global non-China tungsten production upon reaching full capacity, directly addressing critical supply vulnerabilities highlighted by recent U.S. defense procurement bans and export restrictions by China. With established operations in Portugal and additional projects in Spain, Almonty is strategically aligned to meet rapidly rising demand from Western allies committed to supply-chain security and defense readiness. To learn more, please visit https://almonty.com.

Company Contact

Lewis Black

Chairman, President & CEO

(647) 438-9766

info@almonty.com

Investor Relations Contact

Lucas A. Zimmerman

Managing Director MZ Group - MZ North America

(949) 259-4987

ALM@mzgroup.us

www.mzgroup.us

Legal Notice

The release, publication, or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published, or distributed should inform themselves about and observe such restrictions.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws.

All statements, other than statements of present or historical facts, are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and assumptions and accordingly, actual results could differ materially from those expressed or implied in such statements. You are hence cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are typically identified by words such as “plan”, “development”, “growth”, “continued”, “intentions”, “expectations”, “emerging”, “evolving”, “strategy”, “opportunities”, “anticipated”, “trends”, “potential”, “outlook”, “ability”, “additional”, “on track”, “prospects”, “viability”, “estimated”, “reaches”, “enhancing”, “strengthen”, “target”, “believes”, “next steps” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this news release include, but are not limited to, statements concerning the successful resolution of legal matters involving Pure Tungsten and Mr. Tiger Kim.

Forward-looking statements are based upon certain assumptions and other important factors that, if untrue, could cause actual results to be materially different from future results expressed or implied by such statements. There can be no assurance that forward-looking statements will prove to be accurate. Key assumptions upon which the Company’s forward-looking information is based include, without limitation, the successful resolution of legal matters involving Pure Tungsten and Mr. Tiger Kim.

Forward-looking statements are also subject to risks and uncertainties facing the Company’s business, including, without limitation, the risks identified in the Company’s annual information form dated March 20, 2025 and the Management Discussion and Analysis for the three and six months ended June 30, 2025.

Although Almonty has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that could cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Almonty. There can be no assurances regarding if or when the legal matters involving Pure Tungsten or Mr. Tiger Kim are resolved and the outcome for Almonty. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.

Investors are cautioned against attributing undue certainty to forward-looking statements. Almonty cautions that the foregoing list of material factors is not exhaustive. When relying on Almonty’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Almonty has also assumed that material factors will not cause any forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF ALMONTY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD- LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE ALMONTY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.